New Jersey Mining Company
P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]

December 19, 2007
Revised January 10, 2008

Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7410

Dear Ms. Davis:

Following are responses to SEC comments on the Company’s 2006 Form 10-KSB filed March 28, 2007and 2007 Form 10QSB for Fiscal Quarter Ended September 30, 2007 filed November 13, 2007 which were faxed to our office on December 19, 2007. We have discussed our planned responses with internal staff and with our auditors and submit the following responses: I believe we have responded fully to the comments made by SEC. A marked filing of the proposed revisions to the Form 10-KSB is included for reference.

Form 10-KSB Filed March 28, 2007

Report of Independent Registered Public Accounting firm, page 27

1.

Comment: We note your auditors opine on the statements of operations, changes in stockholders’ equity and accumulated comprehensive income, and cash flows for the years ended December 31, 2005 and 2006. Please revise to obtain a report from your independent public accounting firm that refers also to the period from inception (July 18, 1996) through December 31, 2006 for the applicable financial statements.

Response: We refer you to the following comment received by the Company from the SEC in a letter dated May 17, 2005:

We note that you present the cumulative results of operations, changes in stockholders’ equity and statements of cash flows for the period from inception on July 18, 1996 to December 31, 2004 as audited. However, your auditors indicate in their report that they did not audit the portion of those cumulative totals for the period from inception on July 18, 1996 to December 31, 2002. Since there is no disclosure or labeling to suggest the information related to the period from inception on July 18, 1996 to December 31, 2002, is unaudited, it will be necessary to amend your filing to include the other auditor’s report, provided that auditor is willing to reissue the opinion, or to otherwise label such information as unaudited until you are able to make other arrangements. Please contact us, along with you independent auditors, to discuss the requested items above prior to submitting your response.

As a result of this comment and telephonic conversation with the SEC, the December 31, 2004 10KSB financial statements were updated to present the statements of operations, changes in stockholders’ equity and cash flows to label cumulative results as unaudited. In addition, references to these statements were removed from the auditor’s report.

We have consistently presented this information as “unaudited” and believe it still is correct to continue to do so.

Statement of Operations, page 30

2.

Comment: We note your presentation of timber sales as a net amount under Other income/expense. Please tell us why you believe it is appropriate to report your timber sales on a net basis instead of a gross basis and provide us with the gross amounts for all periods presented. If applicable, please add an accounting policy footnote for these types of transactions or tell us why you do not believe this disclosure is necessary.

Response: We believe that it is appropriate to report Timber sales as a net amount under Other income/expense because it is not a normal part of our business and, typically, it is immaterial in amount. We have added an accounting policy footnote on page 35 to describe these types of transactions. Upon review of our figures, the 2005 reported amount was in fact gross income for timber revenue in 2005-$51,695, the accompanying expense $11,237 was included with General and Administrative expense. These amounts are 8.75% and 1.9% of net loss respectively. We have adjusted our Timber sales net amount and General and Administrative amounts to reflect the net Timber amount of $40,458 accordingly. In 2006 Timber Sales was reported as a net amount {$800} in the other income/expense line. Gross amounts for 2006 were revenue $2,517 and expense $3,317. These amounts were 0.25% and 0.33% of net loss respectively.

Note 1. Description of Business, page 35

3.

Comment: We note your disclosure that “The Company has started minor production from high grade reserves located near the surface with the strategy to generate cash to be used for additional exploration to discover major mineral resources on its properties. The Company has not yet developed sufficient reserves to justify investment in a major mine, thus it remains in the development stage.” Based on this disclosure, please tell us why you believe it is appropriate to report revenue from the sales of gold and concentrate rather than Income earned during the development or exploration stage.

Response: We agree that the terminology “Income earned during the development stage” is more appropriate and have changed the statement of operations and revenue policy footnote accordingly.

Note 5. Mineral Properties, page 41

4.

Comment: We note the column entitled Deferred Costs in the table of mineral properties and deferred development costs. Please tell us and expand your footnote to explain the nature of the deferred costs and when they were incurred.

Response: Upon further reflection, we determined that there is no distinction between Deferred Costs and Capitalized Development and we have combined these two columns as “Deferred Development” in the 10KSB for 2006 and expanded our accounting policy footnote on page 37 to specifically identify deferred development costs.

Engineering Comments

Reserves, page 12

5.

Comment: We note that you have reported combined proven and probable reserve categories. Note that Industry Guide 7, provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated. Please separate your proven and probable reserves or include a statement that they cannot be readily segregated.

Response: The proven and probably reserves cannot be readily separated. We have added a statement to this effect in the 10KSB.

6.	Comment: We note that you have measured your proven and probable reserves using the year-end spot price of Gold. It is the staff’s position that reserves should be based on the following:

A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Please revise your reserve estimates accordingly.

Response: We have revised our reserve calculations using an historic three-year gold price as per your request.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Controls and Procedures, page 11

7.

Comment: You disclose that your “disclosure controls and procedures were effective as of September 30, 2007, in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.” Item 307 of Regulation S-B requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers conclusion in future filings to state whether you disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Response: We will, in future filings, state whether or not our disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

Fred W. Brackebusch
President